

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 16, 2009

Paul Wilczynski
Assistant Secretary
Deere & Company
One John Deere Place
Moline, Illinois 61625

> **Re: Deere & Company**
> **Form 8-K**
> **File No. 1-4121**
> **Filed June 1, 2009**

Dear Mr. Wilczynski:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please amend the Form 8-K to include all the disclosure that is required by Item 5.02(c) of the form, including, but not limited to, compensation arrangements for Messrs. Allen, Mack and Field.

As appropriate, please amend your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director